Exhibit 99.1

ATA Reports Record Fiscal 2017 Third Quarter Financial Results

Company to Hold Conference Call on Tuesday, February 21, 2017, at 8 a.m. ET

Beijing, China, February 20, 2017 (NY) / February 21, 2017 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced unaudited financial results for its fiscal third quarter ended December 31, 2016 (“Third Quarter 2017”).

Third Quarter 2017 Financial and Operating Highlights (percentage changes and comparisons against the fiscal third quarter ended December 31, 2015 (“Third Quarter 2016”))

•                  Net revenues increased 23.5% to RMB273.5 million (US$39.4 million), compared to RMB221.4 million, which was driven by increased volumes from both new and existing exams in both public and private sector, as well as revenue contributions from the National Tax Adviser Occupational Qualification Exam (“CTA exam”) held in Third Quarter 2017 (held during the fiscal fourth quarter ended March 31, 2016 (“Fourth Quarter 2016”), in the previous year).

•                  Gross profit increased 26.6% to RMB138.9 million (US$20.0 million), compared to RMB109.7 million.

•                  Income from operations of RMB93.8 million (US$13.5 million), an increase of 34.1%.

•                  Net income attributable to ATA Inc. of RMB75.4 million (US$10.9 million), an increase of 52.8%.

•                  Adjusted net income attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) increased 48.9% to RMB76.5 million (US$11.0 million), from RMB51.4 million.

•                  Basic and diluted earnings per ADS attributable to ATA Inc. were both RMB3.30 (US$0.48). Basic and diluted earnings per ADS attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Third Quarter 2017 were both RMB3.34 (US$0.48).

•                  Delivered approximately 7.0 million billable tests, compared to 5.1 million billable tests in Third Quarter 2016.

•                  RMB247.7 million (US$35.7 million) in cash and cash equivalents as of December 31, 2016.

Fiscal Year 2017 Outlook

•                  For the fiscal year ending March 31, 2017 (“Fiscal Year 2017”), ATA expects net revenues of between RMB455.0 million and RMB475.0 million and non-GAAP net income attributable to ATA Inc. (adjusted net income, which excludes share-based compensation expense and foreign currency exchange gain/loss) of between nil and RMB10.0 million.

•                  The Company is exploring growth opportunities and plans to invest around RMB20.0 million in the K-12 education assessment and recruitment sectors during Fiscal Year 2017. By the end of Third Quarter 2017, this investment mainly included developing the K-12 education assessment item pool, specifically focus on the subject areas of mathematics, Chinese and English for students from Grades 7-12 in China. In the first week of January 2017, the Company successfully delivered the first formal education assessment exam authorized by the Tianjin Nankai Education Bureau.

•                  For the quarter ending March 31, 2017 (“Fourth Quarter 2017”), ATA expects net revenues of between RMB26.0 million and RMB31.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “We were pleased to continue delivering strong operating results in the Third Quarter 2017, as exam volumes from our traditional testing services business continued to grow with substantial growth in the Fund Practitioner Certification Exam, the National Unified Certified Public Accountants (“CPA”) exam, and the National Tour Guide Qualification Examination, among others. On October 15-16, 2016, we successfully delivered the CPA exam to about 2.2 million test takers. This marks the fifth consecutive year ATA has administered the CPA exam through its nationwide test delivery platform. On November 5, 2016, we also successfully delivered the National Tour Guide Qualification Examination, which was the first exam administered by the China National Tourism Administration nationwide, across 32 provinces, municipalities and autonomous regions in China. With these recent positive developments, we remain confident in our superior ability to administer large-scale computer-based tests across China. During the quarter, revenue from the Fund Practitioner Certification Exam doubled from the prior-year quarter, and we continued to see steady growth in our private sector due to our strengthening partnerships with large enterprises that have come to rely on ATA’s quality service and excellent reputation to better serve our customers during their external/internal recruiting and selection process.”

Operating Review

In Third Quarter 2017, ATA delivered a total of 7.0 million billable tests, compared to 5.1 million billable tests in Third Quarter 2016. The Company had a network of 3,105 authorized test centers throughout China as of December 31, 2016, which the Company believes is the largest test center network in China operated by a commercial testing service provider. ATA has delivered approximately 87.7 million billable tests since it began operations in 1999.

GAAP Results

Third Quarter 2017

For Third Quarter 2017, ATA’s total net revenues increased 23.5% to RMB273.5 million (US$39.4 million), from RMB221.4 million in Third Quarter 2016. This was driven by increased volumes from both new and existing exams such as the Fund Practitioners Certification Exam, the CPA exam, the National Tour Guide Qualification Exam, the Qualification Exam for Housing and Urban-Rural Construction Field Professionals, and revenue contributions from the CTA exam, which was held in Third Quarter 2017 versus Fourth Quarter 2016 in the previous fiscal year.

Gross profit for Third Quarter 2017 was RMB138.9 million (US$20.0 million), an increase of 26.6% from RMB109.7 million in the Third Quarter 2016.

Gross margin was 50.8% in the Third Quarter 2017, compared to 49.5% in the Third Quarter 2016. The increase in gross margin was primarily due to the change in revenue mix.

Income from operations in Third Quarter 2017 was RMB93.8 million (US$13.5 million), an increase of 34.1% from RMB69.9 million in Third Quarter 2016.

Net income attributable to ATA Inc. for Third Quarter 2017 was RMB75.4 million (US$10.9 million), an increase of 52.8% from RMB49.4 million in Third Quarter 2016.

For the Third Quarter 2017, basic and diluted earnings per common share attributable to ATA Inc. were both RMB1.65 (US$0.24), compared to RMB1.08 in the Third Quarter 2016. Basic and diluted earnings per ADS attributable to ATA Inc. were both RMB3.30 (US$0.48) in Third Quarter 2017, compared to RMB2.16 in Third Quarter 2016.

Non-GAAP Measures

Adjusted net income attributable to ATA Inc. for Third Quarter 2017, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), increased 48.9% to RMB76.5 million (US$11.0 million), from RMB51.4 million in the prior-year period. Basic and diluted earnings per common share attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for the Third Quarter 2017 were both RMB1.67 (US$0.24).

Basic and diluted earnings per ADS attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Third Quarter 2017 were both RMB3.34 (US$0.48), compared to RMB2.24 in the prior-year period.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Third Quarter 2017 was 22.9 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of December 31, 2016, ATA’s cash and cash equivalents were RMB247.7 million (US$35.7 million); working capital was RMB206.7 million (US$29.8 million); and total shareholders’ equity was RMB442.6 million (US$63.7 million), compared to RMB247.7 million, RMB245.8 million, and RMB394.2 million, respectively, as of March 31, 2016.

Guidance for Fiscal Year 2017 and for Fourth Quarter 2017

For the Fourth Quarter 2017, ATA expects net revenues of between RMB26.0 million and RMB31.0 million.

For Fiscal Year 2017, ATA expects net revenues of between RMB455.0 million and RMB475.0 million and non-GAAP net income attributable to ATA Inc. of between nil and RMB10.0 million, primarily due to the impairment loss of RMB21.9 million related to the previously announced equity method investment in an associated company as well as impact from the Company’s planned investment of around RMB20.0 million in the abovementioned K-12 education assessment project in Fiscal Year 2017.

Estimated Financial Results

(RMB in millions)

	Estimated for the year ending March 31, 2017	Actual for the year ended March 31, 2016

Net Revenues	455.0-475.0	417.1
Non-GAAP Net Income attributable to ATA Inc.	0-10.0	36.7

	Estimated for the quarter ending March 31, 2017	Actual for the quarter ended March 31, 2016
Net Revenues	26.0-31.0	44.7

These are ATA’s current projections, which are subject to change. You are cautioned that the operating results in Third Quarter 2017 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Tuesday, February 21, 2017, during which management will discuss the results of Third Quarter 2017. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 419-5570

International (Toll):	+1 (617) 896-9871

	Toll-Free	Local Access
China:	(800) 990 1344	(400) 881 1630
Hong Kong:	(800) 96 3844	3002 1672

Participant Passcode:	31129395

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/19455 .

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of December 31, 2016, ATA’s test center network comprised 3,105 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 87.7 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the Fourth Quarter 2017 and Fiscal Year 2017 and statements regarding market demand and trends, the delivery of and expansion of region coverage for various new exams including the Qualification Exam for Housing and Urban-Rural Construction Field Professionals, the anticipated benefits of listing of ATA Online on the New Third Board and the completion of its private placement transaction, the plan of investment in the K-12 education assessment and recruitment sectors, the anticipated benefits of investment by a strategic investor in ATA Learning Data & Technology (Beijing) Limited and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2016, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2016.

The preliminary results for Third Quarter 2017 remain subject to the finalization of the Company’s year-end closing and reporting processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Third Quarter 2017 ended December 31, 2016, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.9430 to US$1.00, the noon buying rate as of December 30, 2016, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Shelly Jiang, Interim CFO	Adam Prior, Senior Vice President
+86 10 6518 1122 x 5500	212-836-9606
jiangyan@atai.net.cn	aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,	December 31,
	2016	2016	2016
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	247,667,737	247,709,208	35,677,547
Accounts receivable, net	50,552,034	70,542,211	10,160,192
Receivable due from shareholder	10,000,000	10,000,000	1,440,300
Prepaid expenses and other current assets	11,932,244	8,968,327	1,291,707
Total current assets	320,152,015	337,219,746	48,569,746

Long-term investments	50,685,846	103,373,113	14,888,825
Property and equipment, net	57,229,727	53,615,797	7,722,281
Goodwill	31,011,902	32,523,983	4,684,428
Intangible assets, net	750,895	7,806,240	1,124,332
Restricted cash	—	30,000,000	4,320,899
Other assets	10,630,745	9,967,758	1,435,656
Total assets	470,461,130	574,506,637	82,746,167

Current liabilities:
Accrued expenses and other payables	57,739,627	113,808,369	16,391,815
Short term loans	—	3,468,500	499,568
Deferred revenues	16,612,164	13,285,968	1,913,577
Total current liabilities	74,351,791	130,562,837	18,804,960

Deferred revenues	1,878,751	1,380,767	198,872
Total liabilities	76, 230,542	131,943,604	19,003,832

Shareholders’ equity:
Common shares	3,530,704	3,533,912	508,989
Treasury shares	(27,737,073)	(27,737,073)	(3,994,969)
Additional paid-in capital	395,876,282	398,753,371	57,432,431
Accumulated other comprehensive loss	(25,174,129)	(24,999,213)	(3,600,636)
Retained earnings	47,734,804	91,712,703	13,209,377
Total equity attributable to ATA Inc.	394,230,588	441,263,700	63,555,192
Noncontrolling interests	—	1,299,333	187,143
Total shareholders’ equity	394,230,588	442,563,033	63,742,335
Total liabilities and shareholders’ equity	470,461,130	574,506,637	82,746,167

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	December 31,	December 31,	December 31,
	2015	2016	2016
	RMB	RMB	USD
Net revenues:
Testing services	210,064,404	256,936,425	37,006,543
Online education services	2,089,850	3,293,757	474,400
Other revenue	9,283,546	13,230,369	1,905,569
Total net revenues	221,437,800	273,460,551	39,386,512
Cost of revenues	111,724,333	134,537,262	19,377,396
Gross profit	109,713,467	138,923,289	20,009,116

Operating expenses:
Research and development	10,202,749	13,980,905	2,013,669
Sales and marketing	11,560,698	13,083,485	1,884,414
General and administrative	18,019,413	18,054,222	2,600,349
Total operating expenses	39,782,860	45,118,612	6,498,432
Income from operations	69,930,607	93,804,677	13,510,684

Other income (expense):
Share of net loss of equity method investments	(3,088,379)	(3,758,373)	(541,318)
Gain from disposal of long-term investment	—	1,600,000	230,448
Interest expense	—	(28,326)	(4,080)
Interest income	1,025,961	802,603	115,599
Foreign currency exchange loss, net	(12,050)	(29,575)	(4,260)
Total other loss	(2,074,468)	(1,413,671)	(203,611)
Income before income taxes	67,856,139	92,391,006	13,307,073

Income tax expense	18,503,128	17,012,911	2,450,369
Net income	49,353,011	75,378,095	10,856,704
Net loss attributable to noncontrolling interests	—	(34,001)	(4,897)
Net income attributable to ATA Inc.	49,353,011	75,412,096	10,861,601

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	597,630	(64,497)	(9,290)
Comprehensive income	49,950,641	75,313,598	10,847,414

Basic and diluted earnings per common share attributable to ATA Inc.	1.08	1.65	0.24

Basic and diluted earnings per ADS attributable to ATA Inc.	2.16	3.30	0.48

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine-month Period Ended
	December 31,	December 31,	December 31,
	2015	2016	2016
	RMB	RMB	USD
Net revenues:
Testing services	346,587,320	402,549,438	57,979,179
Online education services	4,638,311	7,069,577	1,018,231
Other revenue	21,176,847	25,817,411	3,718,481
Total net revenues	372,402,478	435,436,426	62,715,891
Cost of revenues	184,167,192	218,885,233	31,526,031
Gross profit	188,235,286	216,551,193	31,189,860

Operating expenses:
Research and development	27,378,953	33,319,876	4,799,060
Sales and marketing	31,830,665	37,246,963	5,364,679
General and administrative	62,502,235	50,275,748	7,241,214
Total operating expenses	121,711,853	120,842,587	17,404,953
Income from operations	66,523,433	95,708,606	13,784,907

Other income (expense):
Share of net loss of equity method investments	(5,582,625)	(11,868,714)	(1,709,450)
Impairment loss of equity method investment	—	(21,904,611)	(3,154,920)
Gain from disposal of long-term investment	—	1,600,000	230,448
Interest expense	—	(47,288)	(6,811)
Interest income	2,460,998	2,527,462	364,030
Foreign currency exchange loss, net	(1,501,766)	(75,718)	(10,906)
Total other loss	(4,623,393)	(29,768,869)	(4,287,609)
Income before income taxes	61,900,040	65,939,737	9,497,298
Income tax expense	20,477,612	21,995,839	3,168,060
Net income	41,422,428	43,943,898	6,329,238
Net loss attributable to noncontrolling interests	—	(34,001)	(4,897)
Net income attributable to ATA Inc.	41,422,428	43,977,899	6,334,135

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	2,101,615	174,916	25,193
Comprehensive income	43,524,043	44,118,814	6,354,431

Basic and diluted earnings per common share attributable to ATA Inc.	0.90	0.96	0.14

Basic and diluted earnings per ADS attributable to ATA Inc.	1.80	1.92	0.28

RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Nine-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2015	2016	2015	2016
	RMB	RMB	RMB	RMB

GAAP net income attributable to ATA Inc.	49,353,011	75,412,096	41,422,428	43,977,899
Share-based compensation expenses	2,000,717	1,032,107	7,756,287	3,080,342
Foreign currency exchange loss, net	12,050	29,575	1,501,766	75,718
Non-GAAP net income attributable to ATA Inc.	51,365,778	76,473,778	50,680,481	47,133,959

GAAP earnings per common share attributable to ATA Inc.
Basic and diluted	1.08	1.65	0.90	0.96

Non-GAAP earnings per common share attributable to ATA Inc.
Basic and diluted	1.12	1.67	1.10	1.03